Contact

www.linkedin.com/in/michaelcferrari (LinkedIn)

Top Skills

Strategy
Marketing
Project Management

Languages

Chinese (Native or Bilingual)
English (Native or Bilingual)

Honors-Awards

Fulbright Grant Recipient (CLEA)
Beatrice S. Demers Foreign Language Scholarship
Hasbro International Business Scholarship
Confucius Institute Foreign Language Scholarship

Michael Ferrari

Director of Program Management @ Botrista
Brooklyn, New York, United States

Experience

Botrista, Inc.

Director Program Management
March 2024 - Present (7 months)

Inside Botrista's perfectly blended world, we're creating novel drink experiences by crafting nature's best ingredients with our own vibrant creativity. By allowing restaurants to easily expand their menus without the added complexity, we're providing the support to drive incremental growth with the push of a button.

WhatIF Foods

Commercial Director
September 2022 - October 2023 (1 year 2 months)
New York, New York, United States

ZEYA

Sales and Marketing
July 2021 - March 2022 (9 months)

AB InBev

5 years 1 month

Commercial Innovation Associate Director
January 2019 - July 2021 (2 years 7 months)

Commercial Innovation Manager
September 2017 - December 2019 (2 years 4 months)

Planning and Performance Manager
July 2016 - August 2017 (1 year 2 months)

SXL Research

Analyst
June 2014 - June 2016 (2 years 1 month)

U.S. Department of State

Language Flagship Fellow
June 2012 - May 2014 (2 years)

Education

Nanjing University
Marketing

University of Rhode Island
Accounting (B.S.), Chinese (B.A.)

Zhejiang University

Central University for Nationalities

East China Normal University